Exhibit 99.1

Date: APRIL 7, 2023	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities
Subject: TELESAT CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	May 05, 2023
Record Date for Voting (if applicable):	May 05, 2023
Beneficial Ownership Determination Date:	May 05, 2023
Meeting Date:	June 22, 2023
Meeting Location (if available):	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A COMMON & CLASS B VARIABLE VOTING SHARES	879512309	CA8795123097
CLASS C FULLY VOTING SHARES	879512606	CA8795126066
CLASS C LIMITED VOTING SHARES	875912507	CA8795125076
GOLDEN SHARE	N/A	N/A
CLASS A SPECIAL VOTING SHARE	N/A	N/A
CLASS B SPECIAL VOTING SHARE	N/A	N/A
CLASS C SPECIAL VOTING SHARE	N/A	N/A
TELESAT PARTNERSHIP LP CLASS A UNITS	N/A	N/A
TELESAT PARTNERSHIP LP CLASS B UNITS	N/A	N/A
TELESAT PARTNERSHIP LP CLASS C UNITS	N/A	N/A

Sincerely,

Computershare
Agent for TELESAT CORPORATION